EXHIBIT 99.1

Volvo Truck Corporation Amongst Sixteen Parties at the Mont Blanc Trial

GOTEBORG, Sweden, Jan. 28, 2005 (PRIMEZONE) -- Volvo Truck Corporation confirms that it is one of sixteen parties charged in the criminal trial starting on 31 January 2005, investigating the fire which occurred in the Mont Blanc Tunnel on 24 March 1999 in which 39 people tragically died. The Company regrets that it was a Volvo Truck Model FH12-420hp which was involved in the fire but confirms that there is no indication that the fire was started because of a design or manufacturing fault in the Volvo FH12-420hp truck.

The truck model in question was introduced on the market in 1993 and is a well-tested and successful Volvo model, known for its reliability and quality, with over 300,000 Volvo FH12 trucks having been sold throughout the world to date. The truck involved in the Mont Blanc fire was manufactured in Volvo's plant in Ghent, Belgium in the Spring of 1998 and was delivered to the customer in July 1998. At the time of delivery, the truck had passed the Company's rigorous quality testing procedures and was in perfect running order. The truck had run 103,000 km at the time of the accident.

"We deeply regret that 39 people died in the accident, and our hearts go out to the victims and their families," said Tommy Kohle, Senior Vice President Corporate Communications at Volvo Trucks. "We do everything in our power to ensure that our trucks are in perfect working order when they leave our factory, conducting rigorous testing and quality control at all stages of production. We have worked with our experts to determine the cause of the fire, and there are indications that it was an accidental and sudden oil leakage which caused the truck to catch fire. However, the cause of the leakage has not been possible to determine, due to extreme temperatures and the fact that the fire continued for more than 50 hours. What we do know is that the fire did not start as a result of a design or manufacturing error."

Volvo Trucks is dedicated to engineering research and development, placing vehicle safety and durability at the centre of its company mission. Volvo Truck Corporation's Accident Research Team continuously monitors vehicle and road safety issues in order to learn from accidents and to enable Volvo Trucks to constantly increase the reliability and safety of its products. "Modern trucks of today often work 24 hours a day and are extremely reliable," continued Tommy Kohle. "Normally, a truck does not burn. Nevertheless, all types of motor vehicles can burn if damaged, as they contain oil, fuel, electrical systems and generate heat. This has to be taken into account in all road safety assessments throughout the entire infrastructure system in Europe. We at Volvo Truck Corporation have confidence in the French Judicial System and sincerely hope that the learnings from this trial will help to prevent similar tragedies from occurring in the future."

January 28, 2005

For further information, please contact: Claes Claeson, Media Relations Volvo Trucks, +46 31 663908 or +46 708 36 39 08

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Volvo Trucks
          Claes Claeson, Media Relations
          +46 31 663908 or +46 708 36 39 08